07020815

RECEIVED

2007 FEB -6 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ferreyros

Exemption pursuant to Rule 12g3-2(b) 82-4567
Submission of: Other information

Lima, January 15th,2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

PROCESSED

FEB 09 2007

THOMSON
FINANCIAL

Sirs
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES (CONASEV)
Av. Santa Cruz N° 315
Miraflores

Dear Sirs:

We proceed to inform you the closing of the shares transference contract signed with the shareholders of Mega Caucho y Representaciones S.A.C. with date November 30th 2006. The price that has been paid is the one that was stipulated in the mentioned contract at the closing date, remaining only the payment of the value that results from the adjustment of the price of the fixed assets and inventory on December 31st 2006, according to what has been agreed.

Ferreyros S.A.A. has received the shares certificate N° 8, issued to its name, for the total transference of the issued shares by Mega Caucho y Representaciones S.A.C. (5,000 actions).

I look forward to hearing from you,

Yours sincerely,

Patricia Gastelumendi Lukis
Gerente División Finanzas
Representante Bursátil

dlw 2/7

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**
Submission of: **Other information**

Lima, January 25th,2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

We proceed to inform you that in yesterday's session the Board of Directors approved a capital contribution to Megacaucho Representaciones S.A.C. up to additional US$ 500,000.00.

I look forward to hearing from you,

Your sincerely,

Patricio Gastelumendi Lukis
Gerente División Finanzas
Representante Búrsatil

END